Filed by Chevron Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Unocal Corporation
Commission File No.: 1-8483

The following article is scheduled to appear in the Wall Street Journal on July 12, 2005.

Chevron and Unocal: The Value of Certainty
By David O’Reilly

An unsolicited 11th hour bid by the China National Offshore Oil Corp.’s CNOOC Ltd. subsidiary to buy Unocal Corp. – attempting to break up a merger agreement that Unocal signed with Chevron three months ago – has generated an extraordinary amount of public interest. As the Chevron-Unocal agreement nears an Aug. 10 vote by Unocal shareholders, we think it’s important to focus on two critically important issues.

For Unocal shareholders, the most important issue is clear. It is a choice between a definitive merger agreement with Chevron, which can close in the next four weeks, versus an uncertain and highly contingent proposal from CNOOC, which cannot be executed unless and until Unocal shareholders reject the Chevron agreement, or Chevron opts out.

Even if CNOOC were to ultimately enter into a firm agreement with Unocal, it would still face a complex and uncertain government review process, including Congressional hearings and inquiries by four state Attorneys General, that will focus on anti-trust, national security, pension, environmental and fair trade issues. Chevron, by contrast, has already cleared all the necessary regulatory hurdles.

In addition to the certainty and security that we offer to Unocal shareholders, our merger agreement is compelling for a number of other reasons.

Chevron’s offer of stock and cash presents Unocal shareholders with a competitive price, significant tax advantages and long-term investment value; Unocal’s assets are a seamless strategic fit with Chevron’s assets in Asia, the Caspian and the U.S. Gulf of Mexico; Chevron has a proven track record of performance and will be able to use its financial and technological resources to realize the full value of Unocal’s assets, bringing more energy to U.S. and global markets; and there is a strong cultural affinity between our two companies, which both have deep roots in California’s oil patch.

The second critical issue is in the arena of public policy. For the U.S. government, the proposal by CNOOC presents fundamental questions about fair trade that have profound implications for all U.S. businesses. Contrary to claims by CNOOC, the company’s offer is simply not a commercial transaction. The company is 70 percent owned by the Chinese government and is relying on large subsidies in the form of government loans at below-market rates to finance its $18.5 billion offer. A conservative analysis shows that the value of these subsidies is at least $2.6 billion or $10 per Unocal share. These terms are simply not available to commercial companies operating in the open market. If CNOOC were to finance its offer on truly commercial terms available to most non-government owned corporations, as Chevron is, it simply couldn’t make a competitive bid.

As one of the United States’ largest overseas investors, Chevron enthusiastically supports the principles of free and open trade. But, just as important, we think trade should also be fair, and conducted on a level playing field. Government subsidies, regardless of what country offers them, have no legitimate place in competitive M&A transactions. They distort markets, put commercial enterprises at a disadvantage and disenfranchise investors in companies that don’t benefit from subsidies.

The fact is that the CNOOC bid is precedent-setting and it is entirely appropriate for the U.S. government to carefully consider its implications. We respect that process and believe that it should be allowed to take its full course. In light of the review process, a central question for Unocal shareholders is whether they are comfortable with a bid for their company also being a test case for the broader global trade and investment issues that the CNOOC proposal has raised.

It is a paradox of today’s global marketplace that sometimes our partners can also be our competitors. We have strong partnerships with CNOOC on several large energy projects. Chevron predecessors began doing business in China nearly 100 years ago and we continue to have significant business interests in China today. We expect to continue our relationship with China and Chinese enterprises for years to come – as a strategic partner and an honorable competitor.

In the meantime, we’re confident that Unocal shareholders, while appreciating the complexities of these issues, will see clearly through to the bottom line and endorse the strong and certain value presented by the merger agreement with Chevron.

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(Mr. O’Reilly is Chairman and CEO of Chevron Corporation.)

Additional Information and Where to Find It

     Chevron has filed a Form S-4, Unocal has filed a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Chevron free of charge by contacting Chevron Comptroller’s Department, 6001 Bollinger Canyon Road – A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal free of charge by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245, e-mail: stockholder_services@unocal.com.

Interest of Certain Persons in the Merger

     Chevron, Unocal, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Unocal’s stockholders in connection with the merger. Information about the directors and executive officers of Chevron and their ownership of Chevron stock is set forth in the proxy statement for Chevron’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock is set forth in the proxy statement for Unocal’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger.

     Investors should read the Form S-4 and proxy statement carefully before making any voting or investment decisions.

Cautionary Information regarding Forward-Looking Statements

     Except for the historical and factual information contained herein, the matters set forth in this filing, including statements as to the expected benefits of the acquisition, and the competitive ability and position of the combined company, and other statements identified by words such as “estimates, “expects,” “projects,” “plans,” and similar expressions are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by Unocal shareholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized, the possibility that costs or difficulties related to the integration of Unocal operations into Chevron will be greater than expected, the impact of competition and other risk factors relating to our industry as detailed from time to time in each of Chevron’s and Unocal’s reports filed with the SEC. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Chevron undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.